5 December 2025

RELX PLC

Announcement of Non-Discretionary Share Buyback Programme and Cancellation of Shares held in Treasury

RELX PLC (the “Company”) announces the completion of its share buyback programme for 2025. Since the start of the year, the Company has purchased 39.5 million shares at a total cost of £1.5 billion. Consistent with prior year practice, and in compliance with the UK and EU Market Abuse Regulations, the Company also announces that it will implement an irrevocable, non-discretionary programme to repurchase its ordinary shares up to the value of £250 million in total between 2 January 2026 and 6 February 2026 (the "Programme"), ahead of the Company’s results announcement on 12 February 2026.

The purpose of the Programme is to reduce the capital of the Company and it intends that shares purchased will be held in treasury.

Any share purchases will be made by the Company within certain pre-set parameters and in accordance with the general authority of the Company to repurchase shares granted by shareholders at the Company’s Annual General Meeting held on 24 April 2025 which, taking into account shares purchased subsequent to this meeting, permits the Company to purchase no more than 164.1 million ordinary shares. Any share purchases effected by the Company will be in accordance with the UK and EU Market Abuse Regulations and Chapter 9 of the Listing Rules.

The Company has entered into an agreement with UBS AG London Branch ("UBS") under which it has issued irrevocable instructions to UBS to manage the Programme. UBS will carry out the Company’s instructions through the acquisition of ordinary shares in the Company for subsequent repurchase by the Company. UBS will make its trading decisions under the Programme independently of, and uninfluenced by, the Company.

RELX PLC also announces that yesterday it cancelled 55 million of its ordinary shares held in treasury. Following the cancellation, RELX PLC holds a total of 4,107,872 ordinary shares in treasury and has 1,823,866,471 ordinary shares in issue (excluding treasury shares).

-ENDS-

Enquiries

Paul Sullivan (Investors)

Tel : +44 (0)20 7166 5751

Paul Abrahams (Media)

Tel : +44 (0)20 7166 5724